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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation or summary of:

         Exhibit 99.1:  a notice of the resolution of the Company's
                        2003 annual general meeting of shareholders, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on March 28, 2003;

         Exhibit 99.2: a notice of the Company's outside directors appointed at the 2003 annual general meeting of shareholders, filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 28, 2003;

         Exhibit 99.3: a notice of the Company's audit committee members appointed at the 2003 annual general meeting of shareholders, filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 28, 2003;

         Exhibit 99.4: a notice of the Company's establishment of an 'Executive Committee' and a 'Management Committee,' as a result of the resignation of Mr. Yun-Sik Shin, Representative Director and Chairman, filed with KOSDAQ on March 28, 2003;

         Exhibit 99.5 a notice of a change in the Company's Representative Director, filed with KOSDAQ on March 28, 2003; and

         Exhibit 99.6: a notice of the composition of the Company's board of directors, filed with KOSDAQ on March 28, 2003.












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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 HANARO TELECOM, INC.



Date: April 2, 2003               By:  /s/ Kyu June Hwang
                                      ------------------------------------
                                       Name: Kyu June Hwang
                                       Title:   Managing Director



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                                  EXHIBIT INDEX



Exhibit No.       Description
-----------       -----------
99.1:             a notice of the resolution of the Company's 2003 annual
                  general meeting of shareholders, filed with Korea Securities
                  Dealers Association Automated Quotation Market ("KOSDAQ") and
                  the Financial Supervisory Commission of Korea on March 28,
                  2003.

99.2: a notice of the Company's outside directors appointed at the 2003 annual general meeting of shareholders, filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 28,
                  2003.

99.3: a notice of the Company's audit committee members appointed at the 2003 annual general meeting of shareholders, filed with KOSDAQ and the Financial Supervisory Commission of Korea on
                  March 28, 2003.

99.4:             a notice of the Company's establishment of an 'Executive
                  Committee' and a 'Management Committee,' as a result of the resignation of Mr. Yun-Sik Shin, Representative Director and
                  Chairman, filed with KOSDAQ on March 28, 2003.

99.5 a notice of a change in the Company's Representative Director, filed with KOSDAQ on March 28, 2003.

99.6: a notice of the composition of the Company's board of directors, filed with KOSDAQ on March 28, 2003.